

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2024

Steven Gallagher
Chief Accounting Officer
Brixmor Property Group Inc.
450 Lexington Avenue
New York, NY 10017

> **Re: Brixmor Property Group Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **Filed February 12, 2024**
> **Form 8-K**
> **Filed February 12, 2024**
> **File No. 001-36160**

Dear Steven Gallagher:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

8-K filed February 12, 2024

Exhibit 99.2, page iv

1. We note your disclosure of net principal debt to adjusted EBITDA, which is a non-GAAP financial measure. Please revise to include the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation of the components of the ratio to the most comparable GAAP measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction